



03022480

CID-B-03-052
May 28, 2003



Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

JSAT Corporation
File No. 82-5111
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound documents.

Enclosed documents are as follows:

- Operating Results for the Year and the 4th Quarter Ended March 31, 2003
- Board to Seek Approval Acquisition of Treasury Stock
- Japan CableCast Adopts New Brand : JC-HITS
- JSAT to Lease JCSAT-9 Satellite to NTT DoCoMo

Thank you for your attention and cooperation.

Yours faithfully,

Hideto Usa
Manager
Corporation Communications and Investor Relations Department
Corporate Planning & Communications Group
JSAT Corporation

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17·18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

PRESS RELEASE

May 15, 2003
JSAT Corporation

Operating Results for the Year and the 4th Quarter Ended March 31, 2003

JSAT Corporation ("JSAT" or "the Company") today reported operating results and other financial data for the year and the fourth quarter ended March 31, 2003. These financial results and data, which are unaudited, are prepared under accounting principles generally accepted in the United States (U.S. GAAP).

1. Financial Highlights (unaudited)
2. Overview of Results
3. Cash Flows
4. Overview of Operating Results for the 4th Quarter
5. Outlook for the Year Ending March 31, 2004
6. Summary of Consolidated Financial Statements (unaudited)
7. Financial Highlights under Japanese GAAP (unaudited)
8. Summary of Consolidated Financial Statements under Japanese GAAP (unaudited)
9. Operating Results for JSAT Subsidiaries and Affiliates (unaudited)

1. Financial Highlights (unaudited)

JSAT Group's financial highlights for the year ended march 31, 2003, are as follows (Figures are rounded off to hundred thousand yen except for share and per share amounts.):

	For the year ended or as of March 31,			
	2003 (Results)	2002 (Results)	Change	2002 (Outlook)
	¥ Million	¥ Million	%	¥ Million
Revenues	45,121	40,783	+10.6	44,900
Operating income	11,779	11,325	+4.0	12,100
Net income	6,182	5,609	+10.2	6,100
Total assets	169,230	163,432	+3.5	-
Shareholders' equity	93,207	96,907	-3.8	-
Net operating cash flow	25,867	19,930	+29.8	-
EBITDA	28,692	27,963	+2.6	28,591
EBITDA margin	63.6%	68.6%	-5.0	63.6%
Earnings per share(EPS)	¥16,248.94	¥14,638.58	+11.0	¥16,032.55
Dividend per share	¥6,000	¥5,000	+20.0	¥6,000
Weighted average number of shares outstanding	380,476	383,154	-	380,476

JSAT株式会社
東京都千代田区丸の内1-11-1
パシフィックセンチュリープレイス丸の内17·18F 〒100-6218

JSAT Corporation
Pacific Century Place Marunouchi 17·18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan

Notes:
1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.
3. EPS is computed based on the weighted average number of shares outstanding during the applicable period.
4. The amount of year-end dividend for the year ended March 31, 2003, is subject to the approval at the 19th Ordinary General Meeting of Shareholders scheduled to be held in late June 2003.

2. Overview of Results

Total revenues for the year ended March 31, 2003, increased by ¥4,338 million year on year, or 10.6%, to ¥45,121 million, exceeding upwardly revised outlook announced at the third quarter earnings release. The main contributing factors were higher revenues from JCSAT-110 Digital Broadcasting Services, which commenced in the first quarter, and telecommunications carrier services for the NTT Group, which grew in proportion to the increase in JSAT's ownership stake in the N-STARa and N-STARb satellites in the second quarter. The inclusion of Satellite Network, Inc. ("SNET") into JSAT's consolidated accounts for the full fiscal year was another contributing factor. The consolidation of SNET became effective from the third quarter of the year ended March 31, 2002.

Operating expenses increased ¥3,884 million, or 13.2%, to ¥33,343 million. This was primarily attributable to an increase in uplink costs associated with the start of the above-mentioned JCSAT-110 Digital Broadcasting Service; the transfer of depreciation and in-orbit insurance costs associated with satellites that were added to JSAT's fleet during the fiscal year; and higher operating expenses due to the consolidation of SNET. However, operating income rose ¥453 million, or 4.0%, to ¥11,779 million, tracking the growth in revenues. JSAT worked to improve its financial strength by sharply reducing other expenses, such as interest expenses, which were lowered through the repayment of long-term borrowings. As a result, income before income taxes climbed ¥1,118 million, or 11.2%, to ¥11,112 million. Net income climbed ¥573 million, or 10.2%, to ¥6,182 million.

EBITDA increased ¥728 million, or 2.6%, to ¥28,692 million, bringing the EBITDA margin to 63.6%.

Revenues for each service were as follows:

(1) Telecommunications Business Services

Revenues from telecommunications business services increased ¥528 million, or 4.1%, to ¥13,504 million, including revenues from newly consolidated subsidiary SNET. The increase in revenues reflected stronger demand for system-based applications offering greater efficiency and flexibility, which outweighed bandwidth reductions by certain customers that

were prompted by adverse economic conditions. In international services, JSAT concluded new contracts for video transmission services for the Asia-Pacific region and for data communications networks linking corporations based in Southeast Asian nations using transponders for international telecommunications on-board the JCSAT-2A satellite, which entered service in the first quarter, and JCSAT-3. Also noteworthy was the fact that some existing customers increased transponder bandwidth. Recent geopolitical conditions and other factors helped to fuel stronger demand for video transmission services on both the international and domestic fronts.

(2) Satellite Broadcasting Services

Revenues from satellite broadcasting services jumped ¥3,075 million, or 17.1%, to ¥21,075 million. This increase was mainly due to newly recorded revenues from JCSAT-110 Digital Broadcasting Services and the steady escalation of fees for SKY PerfecTV! CS digital broadcasting services. Although the number of licensed broadcasters for SKY PerfecTV! services slipped as certain licensed broadcasters consolidated their operations and exited the licensed broadcasting business, several licensed broadcasters added more channels.

(3) Telecommunications Carrier Services

Revenues from telecommunications carrier services rose ¥628 million, or 7.2%, to ¥9,360 million. The main contributing factor was stable revenues from additional contracts for telecommunications carrier services for the NTT Group received in the second quarter.

(4) Other Services

Revenues from other services increased ¥107 million, or 10%, to ¥1,181 million compared with the previous fiscal year.

Revenues for each service were as follows.

(¥ Million)

For the year ended	Mar 31, 2003	Mar 31, 2002	Change (%)
Telecommunications business services	13,504	12,976	+4.1
Satellite broadcasting services	21,075	18,000	+17.1
Telecommunications carrier services	9,360	8,732	+7.2
Others	1,181	1,074	+10.0
Total	45,121	40,783	+10.6

3. Cash Flows

Net cash provided by operating activities came in at ¥25,867 million due to stable inflows from expanding business activities. Net income rose ¥573 million, or 10.2%, to ¥6,182 million, while depreciation remained largely unchanged at ¥16,698 million.

Net cash used in investing activities was ¥30,065 million. Payments for property and equipment totaled ¥18,890 million, including advance payments of ¥10,920 million for future satellite launches; a ¥3,570 million payment for additional ownership interest in the N-STARa and N-STARb satellites; a payment of ¥1,473 million for acquiring Horizons-1, which is set for launch in the second quarter of the fiscal year ending March 31, 2004; and ¥904 million for the construction of new facilities at the JSAT Yokohama Satellite Control Center. Payments for business investments included an investment of ¥155 million in affiliated companies aimed at expanding their operations. JSAT also made investments in financial assets for fund management purposes.

Net cash provided by financing activities was ¥4,870 million. The primary uses of cash were ¥11,414 million for the repayment of long-term borrowings; ¥1,894 million for dividend payments; and ¥2,307 million for the acquisition of treasury stocks. These were partly offset by cash inflows from procurement of ¥20,063 million from the issuance of the Euro-Yen convertible bonds due 2007 and proceeds of ¥5,125 million from short- and long-term borrowings to provide operating capital and lower financing costs.
As a result of the above, cash and cash equivalents were ¥1,500 million at the fiscal year-end.

4. Overview of Operating Results for the 4th Quarter

Total operating revenues rose ¥802 million, or 7.5%, to ¥11,557 million. The main contributing factors were higher revenues from JCSAT-110 Digital Broadcasting Services, which commenced in the first quarter, and an increase in revenues from telecommunications carrier services for the NTT Group since the second quarter. In telecommunications business services, despite bandwidth reductions by certain customers, JSAT concluded new contracts for video transmission services for long-term condominium residents, reflecting increased demand for system-based applications offering greater efficiency and flexibility. JSAT also benefited from stronger demand for telecommunications services offered using the SKY PerfecTV! transmission system. The company also completed new contract for SAO, a new VSAT service launched in the fiscal year, with several prominent companies seeking to use SAO as an emergency backup communications line. In international services, new contracts

related to base-station networks were concluded with communications operators in Indonesia in line with growing demand for data communications networks linking corporations based in Southeast Asian nations. In addition, some customers increased their transponder bandwidth. As a result, net income in the fourth quarter climbed ¥145 million, or 12.5%, to ¥1,308 million.

The summary of the financial statements on a quarterly basis are as follows:

1) Financial Highlights

Three months ended	Mar 31, 2003	Mar 31, 2002	Change	Dec 31, 2002	Sep 30, 2002	Jun 30, 2002
	¥ Million	¥ Million	%	¥ Million	¥ Million	¥ Million
Revenues	11,557	10,755	+7.5	11,494	11,423	10,647
Operating Income	2,581	2,426	+6.4	3,558	3,203	2,438
Net Income	1,308	1,163	+12.5	1,925	1,902	1,048
Total assets	169,230	163,432	+3.5	171,214	174,593	178,778
Shareholders' equity	93,207	96,907	-3.8	93,932	94,856	96,130
Net operating cash flow	5,223	5,165	+1.1	6,238	5,726	8,681
EBITDA	6,813	6,915	-1.5	7,693	7,624	6,563
EBITDA margin	59.0%	64.3%	-5.3	66.9%	66.7%	61.6%
Earning per share (EPS)	¥3,448.00	¥3,033.90	+13.6	¥5,083.86	¥4,982.18	¥2,734.90
Weighted average number of shares outstanding	378,405	383,154	-	378,592	381,737	383,154

Notes:

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.
3. EPS is computed based on the weighted average number of shares outstanding during the applicable period.

2) Summary of the Statements of Income

(¥ Million)

Three months ended	Mar. 31, 2003	Mar. 31, 2002	Change (%)	Dec. 31, 2002	Sep. 30, 2002	June 30, 2002
Revenues	11,557	10,755	+7.5	11,494	11,423	10,647
Operating expenses	8,978	8,329	+7.8	7,936	8,220	8,209
Operating income	2,581	2,426	+6.4	3,558	3,203	2,438
Other income (expenses)	(93)	(320)	-	(158)	77	(494)
Income before income taxes and minority interests	2,489	2,106	+18.2	3,400	3,279	1,944
Income taxes	1,194	929	+28.6	1,442	1,379	885
Minority interests	(15)	15	-	(33)	1	(11)
Net income	1,308	1,163	+12.5	1,925	1,902	1,048

3) Revenues for Each Service

(¥ Million)

Three months ended	March 31, 2003	Mar. 31, 2002	Change (%)	Dec. 31, 2002	Sep. 30, 2002	June 30, 2002
Telecommunications business services	3,294	3,559	-7.5	3,403	3,351	3,457
Satellite broadcasting services	5,415	4,592	+17.9	5,435	5,404	4,821
Telecommunications carrier services	2,418	2,181	+10.9	2,418	2,418	2,106
Others	430	422	+1.8	238	250	264
Total	11,557	10,755	+7.5	11,494	11,423	10,647

4) Summary of the Statements of Cash Flows

(¥ Million)

Three months ended	Mar. 31, 2003	Mar. 31, 2002	Dec. 31, 2002	Sep. 30, 2002	June 30, 2002
Operating activities (net cash)	5,223	5,165	6,238	5,726	8,681
Net income	1,308	1,163	1,925	1,902	1,048
Depreciation and amortization	4,103	4,353	4,108	4,105	4,382
Other	(188)	(351)	205	(281)	3,251
Investing activities (net cash)	(7,191)	(446)	(3,841)	262	(19,295)
Property and equipment	(444)	(3,787)	(12,526)	(4,607)	(1,313)
Business investments	-	(2)	(3)	(91)	(61)
Financial investments	(6,747)	3,342	8,927	4,960	(17,921)
Other	-	-	(239)	-	-
Financing activities (net cash)	(394)	(6,781)	(3,178)	(4,479)	12,921
Proceeds from short-term borrowings	3,125	2,500	-	-	500
Repayments of short-term borrowings	(2,125)	(1,000)	-	(550)	(1,500)
Proceeds from long-term borrowings	1,000	2,000	-	500	-
Repayments of long-term borrowings	(2,116)	(100)	(2,083)	(2,116)	(5,099)
Proceeds from issuance of convertible bonds	-	-	-	63	20,000
Payments for dividends	(146)	(46)	(796)	(103)	(848)
Payments for purchase of treasury stock	(6)	-	(161)	(2,140)	-
Other	(126)	(131)	(139)	(133)	(132)
Cash and cash equivalents at beginning of the quarter	3,708	2,737	4,686	3,153	866
Cash and cash equivalents at end of the quarter	1,500	866	3,708	4,686	3,153

5. Outlook for the Year Ending March 31, 2004

Effective from the year ending March 31, 2004, JSAT reclassifies its services into three segments: network related services, broadcast & video distribution services and other services.

As regards the outlook for the year ending March 31, 2004, JSAT expects to surpass its operating performance in the previous fiscal year by continuing to seize new opportunities,

building on a strong foundation of service contracts that are resilient to shifts in economic conditions. JSAT expects operating revenues to increase slightly year on year to ¥45,400 million on the back of a continuation of steady expansion in the network related services business, driven by telecommunications carrier services for the NTT Group and international services. However, operating income is projected to slide to ¥11,300 million, or 4.1% lower, due to higher operating expenses and other factors. JSAT is projecting net income of ¥6,000 million and EPS of ¥15,856.02.

The outlook of the JSAT Group's consolidated results for the year ending March 31, 2004 is provided below.

	Year ending March 31, 2004
	¥ Million
Revenues	45,400
Operating income	11,300
Net income	6,000
Earning per share (EPS)	¥ 15,856.02
EBITDA	28,800
EBITDA margin	63.4%

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.

NOTE: This outlook contains forward-looking statements based on JSAT's own projections and estimates. The markets where JSAT is active are extremely volatile, subject to rapid shifts in technology, customer demands, and prices, changes in economic conditions, the potential of satellite failures and many other variables. Due to the risks and uncertainties involved, actual results may differ from the content of these statements. Therefore, these statements should not be interpreted as representations that such objectives will be fulfilled.

6. Summary of Consolidated Financial Statements (unaudited)

(1) Summary of the Balance Sheets

(¥ Million)

	As of March 31, 2003	As of March 31, 2002
Assets		
Current assets	30,805	17,408
Investments, etc.	12,764	22,082
Property and equipment	122,286	121,300
Other assets	3,375	2,642
Total assets	169,230	163,432
Liabilities and shareholders' equity		
Current liabilities	20,015	20,972
Long-term liabilities	55,406	44,979
Minority interests	602	574
Common stock	53,770	53,770
Additional paid-in capital	35,009	35,009
Retained earnings:		
Appropriated for legal reserve	-	237
Unappropriated	6,161	1,647
Comprehensive income	569	6,245
Treasury stock	(2,301)	(1)
Total shareholders' equity	93,207	96,907
Total	169,230	163,432

(2) Summary of Statements of Income

(¥ Million)

For the year ended	March 31, 2003	March 31, 2002	Change (%)
Revenues	45,121	40,783	+10.6
Operating expenses	33,343	29,458	+13.2
Operating income	11,779	11,325	+4.0
Other income (expenses)	(669)	(1,331)	-
Income before income taxes and minority interests	11,112	9,994	+11.2
Income taxes	4,899	4,362	+12.3
Minority interests	28	(24)	-
Net income	6,182	5,609	+10.2

(3) Summary of the Cash Flows Statements

(¥ Million)

For the year ended	March 31, 2003	March 31, 2002
Operating activities (net cash)	25,867	19,930
Net income	6,182	5,609
Depreciation and amortization	16,698	16,476
Other	2,987	(2,154)
Investing activities (net cash)	(30,065)	(16,140)
Property and equipment	(18,890)	(12,409)
Business investments	(155)	(6,504)
Financial investments	(11,020)	2,773
Other	-	-
Financing activities (net cash)	4,870	(9,590)
Proceeds from short-term borrowings	3,625	10,000
Repayments of short-term borrowings	(4,175)	(8,600)
Proceeds from long-term borrowings	1,500	13,500
Repayments of long-term borrowings	(11,414)	(20,951)
Proceeds from issuance of convertible bonds	20,063	-
Payments for dividends	(1,894)	(3,238)
Payments for purchase of treasury stock	(2,307)	-
Other	(529)	(302)
Cash and cash equivalents at beginning of the fiscal year	866	6,458
Cash and cash equivalents at end of the fiscal year	1,500	866

7. Financial Highlights under Japanese GAAP (unaudited)

JSAT reports operating results for annual and quarterly results based on U.S. and Japanese GAAP. Financial information published in Japan is prepared in accordance with Japanese GAAP. Japanese GAAP may differ from U.S. GAAP in material ways. Presented below are summaries of Japanese GAAP financial results for reference purposes. (Figures are rounded down to hundred thousand yen.)

Financial Highlights under Japanese GAAP on a consolidated basis

	For the year ended or as of March 31,			
	2003 (Results)	2002 (Results)	Change	2002 (Outlook)
	¥ Million	¥ Million	%	¥ Million
Revenues	45,121	40,782	+10.6	44,900
Operating income	12,587	12,014	+4.8	12,500
Ordinary income	12,046	10,352	+16.4	11,900
Net income	6,202	5,621	+10.3	6,200
Total assets	168,531	162,283	+3.9	-
Shareholders' equity	94,143	97,850	-3.8	-
Net operating cash flow	25,342	19,543	+29.7	-
EBITDA	28,375	27,708	+2.4	28,204
EBITDA margin	62.9%	67.9%	-5.0	62.7%
Earning per share (EPS)	¥16,118.21	¥14,672.10	+9.9	¥16,295.38
Dividend per share	¥6,000	¥5,000	+20.0	¥6,000
Weighted average number of shares outstanding	380,476	383,154	-	380,475.92

Three months ended	Mar. 31, 2003	Mar. 31, 2002	Change	Dec. 31, 2002	Sep. 30, 2002	June 30, 2002
	¥ Million	¥ Million	%	¥ Million	¥ Million	¥ Million
Revenues	11,557	10,754	+7.5	11,494	11,422	10,647
Operating income	2,950	2,635	+12.0	3,618	3,428	2,590
Ordinary income	2,760	2,410	+14.5	3,713	3,576	1,996
Net Income	1,355	1,289	+5.1	1,892	1,843	1,111
Total assets	168,531	162,283	+3.9	169,731	173,081	177,160
Shareholders' equity	94,143	97,850	-3.8	94,813	95,775	97,062
Operating cash flows	5,097	5,054	+0.9	6,102	5,593	8,549
EBITDA	6,800	6,752	+0.7	7,580	7,470	6,524
EBITDA margin	58.8%	62.8%	-4.0	66.0%	65.4%	61.3%
Net income per share	¥3,390.17	¥3,366.98	+0.7	¥4,998.21	¥4,828.30	¥2,901.52
Weighted average number of shares outstanding	378,405	383,154	-	378,592	381,737	383,154

Notes:
1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.
3. EPS for the fourth quarter represents EPS for the fiscal year (¥16,118.21) less cumulative EPS for the first to third quarters.

8. Summary of Consolidated Financial Statements under Japanese GAAP (unaudited)

(1) Summary of the Balance Sheets

(¥ Million)

	As of March 31, 2003	As of March 31, 2002
Assets		
Current assets	18,447	15,355
Fixed assets	149,959	146,928
Deferred assets	124	-
Total assets	168,531	162,283
Liabilities and shareholders' equity		
Current liabilities	19,436	20,380
Long-term liabilities	54,326	43,453
Minority interests	624	599
Common stock	53,769	53,769
Additional paid-in capital	31,770	31,770
Retained earnings	11,185	6,958
Unrealized gains on securities	(200)	5,137
Foreign currency translation adjustment	(79)	216
Treasury stock	(2,301)	(0)
Total shareholders' equity	94,143	97,850
Total	168,531	162,283

(2) Summary of Statements of Income

(¥ Million)

For the year ended	March 31, 2003	March 31, 2002	Change (%)
Revenues	45,121	40,782	+10.6
Operating expenses	32,533	28,767	+13.1
Operating income	12,587	12,014	+4.8
Other income (expenses)	(540)	(1,662)	-
Ordinary income	12,046	10,352	+16.4
Extraordinary income (expenses)	(911)	(389)	
Income before income taxes and minority interests	11,135	9,962	+11.8
Income taxes	4,907	4,316	+13.7
Minority interests	25	(23)	-
Net income	6,202	5,621	+10.3

(¥ Million)

Three months ended	Mar. 31, 2003	Mar. 31, 2002	Change (%)	Dec. 31, 2002	Sep. 30, 2002	June 30, 2002
Revenues	11,557	10,754	+7.5	11,494	11,422	10,647
Operating expenses	8,606	8,119	+6.0	7,875	7,993	8,055
Operating income	2,950	2,635	+12.0	3,618	3,428	2,590
Other income (expenses)	(189)	(224)	-	95	148	(594)
Ordinary income	2,760	2,410	+14.5	3,713	3,576	1,996
Extraordinary income (expenses)	(216)	(158)	-	(335)	(358)	-
Income before income taxes and minority interests	2,544	2,252	+12.9	3,377	3,217	1,996
Income taxes	1,202	947	+26.9	1,452	1,375	876
Minority interests	13	14	-	(32)	1	(8)
Net income	1,355	1,289	+5.1	1,892	1,843	1,111

(3) Revenues for Each Service

(¥ Million)

For the year ended	March 31, 2003	March 31, 2002	Change (%)
Telecommunications business services	12,618	12,062	+4.6
Satellite broadcasting services	21,074	17,999	+17.1
Telecommunications carrier services	9,360	8,732	+7.2
Others	2,066	1,988	+4.0
Total	45,121	40,782	+10.6

(¥ Million)

Three months ended	Mar. 31, 2002	Dec. 31, 2001	Change (%)	Dec. 31, 2002	Sep. 30, 2002	June 30, 2002
Telecommunications business services	3,049	3,354	-9.1	3,175	3,141	3,253
Satellite broadcasting services	5,415	4,592	+17.9	5,435	5,403	4,821
Telecommunications carrier services	2,418	2,180	+10.9	2,418	2,418	2,105
Others	674	627	+7.5	465	459	466
Total	11,557	10,754	+7.5	11,494	11,422	10,647

(4) Consolidated Statements of Cash Flow

(¥ Million)

For the year ended	March 31, 2003	March 31, 2002
Operating activities (net cash)	25,342	19,543
Income before income taxes	11,135	9,962
Depreciation and amortization	16,261	16,257
Payments for income taxes	(3,530)	(6,304)
Other	1,476	(372)
Investing activities (net cash)	(30,064)	(16,054)
Property and equipment	(18,889)	(12,323)
Business investments	(154)	(6,503)
Financial investments	(10,780)	2,772
Other	(239)	-
Financing activities (net cash)	5,394	(9,288)
Proceeds from short-term borrowings	3,625	10,000
Repayments of short-term borrowings	(4,175)	(8,600)
Proceeds from long-term borrowings	1,500	13,500
Repayments of long-term borrowings	(11,413)	(20,950)
Proceeds from issuance of convertible bonds	20,062	-
Payments for dividends	(1,893)	(3,238)
Payments for purchase of treasury stock	(2,306)	-
Other	(4)	(302)
Cash and cash equivalents at beginning of the quarter	865	6,457
Cash and cash equivalents at end of the quarter	1,499	865

(¥ Million)

Three months ended	March 31, 2003	March 31, 2002	Dec. 31, 2002	Sep. 30, 2002	June 30, 2002
Operating activities (net cash)	5,097	5,054	6,102	5,593	8,549
Income before income taxes	2,544	2,252	3,377	3,217	1,996
Depreciation and amortization	3,999	4,240	3,996	3,993	4,271
Payments for income taxes	(49)	16	(1,932)	0	(1,549)
Other	(1,396)	(1,456)	662	(1,617)	3,830
Investing activities (net cash)	(7,191)	(470)	(3,840)	262	(19,294)
Property and equipment	(444)	(3,810)	(12,525)	(4,606)	(1,312)
Business investments	-	(1)	(3)	(90)	(61)
Financial investments	(6,746)	3,342	8,926	4,959	(17,920)
Other	-	-	(239)	-	-
Financing activities (net cash)	(268)	(6,646)	(3,044)	(4,346)	13,052
Proceeds from short-term borrowings	3,125	2,500	-	-	500
Repayments of short-term borrowings	(2,125)	(1,000)	-	(550)	(1,500)
Proceeds from long-term borrowings	1,000	2,000	-	500	-
Repayments of long-term borrowings	(2,116)	(100)	(2,082)	(2,116)	(5,098)
Proceeds from issuance of Convertible bonds	-	-	-	62	20,000
Repayments of commercial paper	-	(10,000)	-	-	-
Payments for dividends	(146)	(46)	(796)	(103)	(848)
Payments for purchase of treasury stock	(5)	-	(160)	(2,139)	-
Other	-	-	(4)	-	-
Cash and cash equivalents at beginning of the quarter	3,708	2,737	4,685	3,153	865
Cash and cash equivalents at end of the quarter	1,499	865	3,708	4,685	3,153

9. Operating Results for JSAT Subsidiaries and Affiliates (unaudited)

Presented below are summaries of operating results for the JSAT's major subsidiaries and affiliates for the year ended March 31, 2003. These financial results and data, which are unaudited, are based on Japanese GAAP.

(1) Subsidiaries

- **Satellite Network, Inc.** (67% ownership)

SNET is a major Type 2 telecommunications carrier and a system integrator for satellite communications and broadcasting services including uplink services for SKY PerfecTV!.

(¥ Million)

For the year ended	March 31, 2003
Revenues	4,839
Operating income	282
Net income	89

(2) Affiliates

- **NTT Satellite Communications Inc.** (35.9% ownership)

NTT Satellite Communications Inc. is a Type 2 telecommunications carrier providing companies with satellite intranet services.

(¥ Million)

For the year ended	March 31, 2003
Revenues	3,004
Operating income	93
Net income	28

- **Pay Per View Japan, Inc.** (20.0% ownership)

Pay Per View Japan, Inc. is a licensed broadcaster which broadcasts 25 channels of movies and other entertainment programs by pay-per-view programming.

(¥ Million)

For the year ended	March 31, 2003
Revenues	14,113
Operating income	211
Net income	221

Operating results for Japan CableCast Inc. and JSAT International Inc., which are before commencement of services, are not described in this report.

PRESS RELEASE


JSAT

May 15, 2003
JSAT Corporation

Board to Seek Approval for Acquisition of Treasury Stock
(Pursuant to Article 210 of the Commercial Code)

JSAT Corporation wishes to announce that at a meeting held today, the Board of Directors approved a resolution to acquire treasury stock, as follows, in accordance with Article 210 of the Japanese Commercial Code.

1. Purpose of Acquiring Treasury Stock

This resolution will give JSAT the ability to pursue financial policies with greater flexibility in response to changes in its operating environment. JSAT will put this resolution before its General Meeting of Shareholders for approval.

2. Details of Acquisition of Treasury Stock

(1) Class of shares to be acquired: JSAT common stock
(2) Total number of shares to be acquired: Up to 45,000 shares
(11.74% of shares issued and outstanding)
(3) Aggregate value of shares to be acquired: Up to ¥22.5 billion

Note: The above is subject to approval of "Acquisition of Treasury Stock" at the 19th Ordinary General Meeting of Shareholders scheduled for June 26, 2003.

JSAT株式会社
東京都千代田区丸の内1-11-1
パシフィックセンチュリープレイス丸の内17・18F 〒100-6218

JSAT Corporation
Pacific Century Place Marunouchi 17·18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan

PRESS RELEASE

May 20, 2003
Japan CableCast Inc.
JSAT Corporation

Japan CableCast Adopts New Brand: JC-HITS

Japan CableCast Inc. ("CableCast"; President: Norikazu Yabushita; Head Office: Chuo-ku, Tokyo) announced that it has changed the brand name of its digital content distribution service for cable TV operators to JC-HITS, effective from today.

The new brand name combines Japan CableCast's initials ("JC") with the former brand name of its digital content distribution service, J-HITS. This move will pave the way for the start of services.

Under the new JC-HITS brand, CableCast is now working to launch services that provide optimal digitalization solutions for cable TV operators.

CableCast asks for your continued support and understanding in this endeavor.

New Logo Accompanying Change in Brand Name

1. New logo



JC-HITS

JSAT株式会社
東京都千代田区丸の内1-11-1
パシフィックセンチュリープレイス丸の内17·18F 〒100-6218

JSAT Corporation
Pacific Century Place Marunouchi 17·18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan

About JSAT

JSAT Corporation is a leading satellite operator in the Asia Pacific region. The company owns and operates eight satellites in seven orbital slots. JSAT provides communications and broadcasting services that offer a variety of solutions to a wide range of customers. Based on its corporate slogan, "JSAT, Expanding Horizons," the company is actively expanding its operation internationally and cultivating new customer sectors. JSAT is listed on the First Section of the Tokyo Stock Exchange. For more information, visit www.jsat.net.

About NTT DoCoMo

NTT DoCoMo is the world's leading mobile communications company with more than 46 million customers. The company provides a wide variety of leading-edge mobile multimedia services. These include i-mode®, the world's most popular mobile internet service, which provides e-mail and internet access to over 38 million subscribers, and FOMA®, launched in 2001 as the world's first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North and South America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in the Asia-Pacific, Europe and North and South America. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries

PRESS RELEASE

JSAT

May 23, 2003

News Release

JSAT Corporation
NTT DoCoMo, Inc.

JSAT to Lease JCSAT-9 Satellite to NTT DoCoMo

JSAT Corporation and NTT DoCoMo, Inc. today concluded an agreement whereby NTT DoCoMo will partially lease transponder capacity on the JCSAT-9 satellite from JSAT for the duration of the satellite's design life. JSAT will purchase the JCSAT-9 satellite to succeed the N-STARa satellite, which is jointly owned with NTT DoCoMo. N-STARa is currently positioned in a 132° east orbit.

The two companies will clarify their respective responsibilities under the agreement, while working to raise operating efficiency. This will enable the two companies to respond immediately to any issues that may arise and improve quality of service.

Reference

JCSAT-9 Profile

Name	JCSAT-9
Orbital position	132° E
Satellite specifications	Fixed Satellite Service (FSS) mission: Ku-band, C-band Mobile Satellite Service (MSS) mission: C-band, S-band
Design life	12 years
Service	Fixed Satellite Service: dedicated satellite communications services, etc. Mobile Satellite Service: mobile satellite communications services
Satellite manufacturer	Lockheed Martin Commercial Space Systems
Launch schedule	2005

JSAT株式会社
東京都千代田区丸の内1-11-1
パシフィックセンチュリープレイス丸の内17·18F 〒100-6218

JSAT Corporation
Pacific Century Place Marunouchi 17·18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan

2. Origin of new logo

JC-HITS is a digital program distribution service for cable TV operators using communications satellites. The new logo is a group of spheres representing JC-HITS' provision of multiple, high value-added services for CATV operators throughout Japan.

*JC-HITS is pending trademark registration.

Reference:

Profile of Japan CableCast Inc.

Name	Japan CableCast Inc.
President	Norikazu Yabushita
Address	Yaesu Mitsui Building 9F 7-2, Yaesu 2-chome, Chuo-ku, Tokyo
Capital	¥400 million (wholly owned by JSAT Corporation)
Business activities	Provision of JC-HITS digital content distribution service for cable TV operators using communication satellites

Profile of JSAT Corporation

Name	JSAT Corporation
President & CEO	Takuya Yoshida
Address	Pacific Century Place Marunouchi 17-18F 11-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-6218 Japan
Capital	¥53,700 million
Business activities	JSAT Corporation is a leading satellite operator in the Asia Pacific region. The company owns and operates eight satellites in seven orbital slots. JSAT provides communications and broadcasting services that offer a variety of solutions to a wide range of customers. Based on its corporate slogan, "JSAT, Expanding Horizons," the company is actively expanding its operation internationally and cultivating new customer sectors. JSAT is listed on the First Section of the Tokyo Stock Exchange.

For more information, visit www.jsat.net